FIRST MAJESTIC SILVER CORP.
Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	February 28, 2018
Toronto – FR
Frankfurt – FMV

First Majestic Announces Financial Results for Q4 and Year End 2017

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the consolidated financial results for the Company’s fourth quarter and year ended December 31, 2017. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

2017 Highlights

•	Produced 9.7 million ounces of silver, 62,991 ounces of gold, 24.5 million pounds of lead and 3.9 million pounds of zinc.

•	Total production reached 16.2 million silver equivalent ounces, achieving the 2017 total production guidance range of 15.7 million to 16.6 million ounces.

•	All-in Sustaining costs (“AISC”) of $13.82 per payable silver ounce, beating the 2017 AISC guidance range of $14.40 to $15.50 per ounce.

•	Revenues totaled $252.3 million, representing a 9% decrease from 2016.

•	Mine operating earnings of $16.0 million compared to $49.2 million in 2016.

•	Operating cash flows before working capital and taxes of $81.0 million or $0.49 per share (non-GAAP).

•	Started construction and assembly of the new 2,000 tpd roasting facility at La Encantada which is expected to increase annual silver production to over 4.0 million ounces beginning in Q2 2018.

•	Achieved consolidated silver recoveries of 78%, a new annual Company record, due to ongoing investments in metallurgical processing and innovation.

•	Invested $25.0 million in exploration activities and drilled 156,540 metres across seven assets resulting in numerous significant discoveries that are expected to increase resources and life of mine.

•	Subsequent to year end, the Company repurchased 230,000 common shares at an average price of CAD$7.04 per share.

Q4 2017 Highlights

•	Produced 2.3 million ounces of silver, or 4.1 million silver equivalent ounces.

•	AISC of $14.13 per payable silver ounce, representing a 10% increase compared to Q4 2016.

•	Revenues totaled $61.2 million, representing an 8% decrease compared to Q4 2016.

•	Mine operating earnings of $1.4 million compared to $9.9 million in Q4 2016.

•	Operating cash flows before working capital and taxes of $18.7 million or $0.11 per share (non-GAAP).

•	Ended the year with cash and cash equivalents of $118.1 million, down from $129.0 million in 2016.

“First Majestic delivered another solid year, meeting total production targets and achieving AISC cost guidance,” said Keith Neumeyer, President and CEO of First Majestic. “2017 remained a catch up year in underground development and exploration due to the lack of investment over the past three years. Nevertheless, we were still able to deliver the second highest production level in the Company’s 15 year history primarily due to the continued operational strength of the Santa Elena and San Martin mines.”

“Furthermore, the investments made in 2017 are expected to generate double digit growth in silver production in 2018 primarily due to higher underground production rates at Santa Elena and Del Toro, higher silver grades from caving and the start-up of the new roasting circuit at La Encantada.”

2017 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2017-Q4	2016-Q4	Change Q4 vs Q4	2017	2016	Change 2017 vs 2016
Operational
Ore Processed / Tonnes Milled	736,684	844,155	(13%)	2,981,506	3,270,162	(9%)
Silver Ounces Produced	2,337,463	2,819,708	(17%)	9,749,591	11,853,438	(18%)
Silver Equivalent Ounces Produced	4,065,337	4,380,477	(7%)	16,207,905	18,669,800	(13%)
Cash Costs per Ounce (1)	$6.76	$6.49	4%	$7.04	$5.92	19%
All-in Sustaining Cost per Ounce (1)	$14.13	$12.90	10%	$13.82	$10.79	28%
Total Production Cost per Tonne (1)	$50.81	$42.13	21%	$50.12	$43.22	16%
Average Realized Silver Price per Ounce (1)	$16.61	$17.10	(3%)	$17.12	$17.16	0%

Financial (in $millions)
Revenues	$61.2	$66.2	(8%)	$252.3	$278.1	(9%)
Mine Operating Earnings (2)	$1.4	$9.9	(86%)	$16.0	$49.2	(68%)
(Loss) Earnings before Income Taxes	($69.9)	$1.5	(4,760%)	($75.3)	$25.5	(395%)
Net (Loss) Earnings	($56.1)	$1.8	(3,192%)	($53.3)	$8.6	(719%)
Operating Cash Flows before Working Capital and Taxes (2)	$18.7	$23.4	(20%)	$81.0	$107.3	(25%)
Cash and Cash Equivalents	$118.1	$129.0	(8%)	$118.1	$129.0	(8%)
Working Capital (1)	$116.3	$130.6	(11%)	$116.3	$130.6	(11%)

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.34)	$0.01	(3,167%)	($0.32)	$0.05	(703%)
Adjusted EPS (1)	($0.04)	($0.01)	344%	($0.04)	$0.12	(131%)
Cash Flow per Share (1)	$0.11	$0.14	(21%)	$0.49	$0.67	(27%)

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes.  These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

2017 FINANCIAL RESULTS
Full year revenues totaled $252.3 million, a decrease of $25.8 million or 9% compared to 2016, primarily due lower production from all mines except for San Martin which increased 5% compared to 2016.

The Company realized an average silver price of $17.12 per ounce in 2017, in line with the COMEX annual silver price average of $17.15 per ounce and consistent compared to the 2016 realized average silver price of $17.16.

Annual mine operating earnings totaled $16.0 million compared to $49.2 million in 2016. The decrease in mine operating earnings were attributed to lower production, higher labour costs, as well as higher inflation in Mexico resulting from the energy reforms which came into effect in early 2017.

Adjusted EPS (non-GAAP), normalized for non-cash or unusual items such as impairment of non-current assets, share-based payments and deferred income tax expense or recovery for the year ended December 31, 2017 was a loss of $0.04, compared to earnings of $0.12 in 2016. The Company was required to take an impairment charge on the Del Toro Silver Mine due to the recently updated NI 43-101 Technical Report. This charge amounted to $65.5 million, or $42.4 million net of tax, resulting in a total net loss of $53.3 million (loss per share of $0.32) in 2017 compared to net earnings of $8.6 million (earnings per share of $0.05) in 2016.

Cash flows before movements in working capital and taxes during the year was $81.0 million ($0.49 per share) compared to $107.3 million ($0.67 per share) in 2016.

The Company ended 2017 with $118.1 million in cash and cash equivalents compared to $129.0 million at the end of 2016. In addition, the Company ended the year with a working capital surplus of $116.3 million compared to $130.6 million at the end of 2016.

Since December 31, 2017, First Majestic repurchased and cancelled 230,000 common shares at an average price of CAD$7.04 per share for a total consideration of CAD$1.6 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange.

Also, after year end, the Company filed before the Mexican National Banking and Securities Commission for the delisting from the Mexican Stock Exchange due to low trading volumes and high costs associated with regulatory compliance. On February 21, 2018, the delisting authorization was obtained and the Company was officially delisted.

Q4 2017 FINANCIAL RESULTS
Revenues generated in the fourth quarter of 2017 totaled $61.2 million, representing an 8% decrease compared to $66.2 million in the fourth quarter of 2016.

The Company realized an average silver price of $16.61 per ounce, relatively in line with the COMEX quarterly silver price average of $16.66 per ounce and representing a 3% decrease compared with the fourth quarter of 2016.

Mine operating earnings were $1.4 million compared to $9.9 million in the fourth quarter of 2016. The decrease was driven by a 7% decrease in production.

After non-cash write-downs, the Company generated a net loss of $56.1 million (loss per share of $0.34) compared to net earnings of $1.8 million (EPS of $0.01) in the fourth quarter of 2016. The decrease of $57.9 million in net earnings was primarily attributed to a $65.5 million non-cash impairment charge, or $42.4 million net of tax, on the Del Toro Silver Mine and the decrease in mine operating earnings.

Cash flows before movements in working capital and income taxes were $18.7 million ($0.11 per share), compared to $23.4 million ($0.14 per share) in the fourth quarter of 2016.

FULL YEAR 2017 OPERATIONAL HIGHLIGHTS

Annual Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	927,737	825,486	543,985	278,204	278,252	127,842	2,981,506
Silver Ounces Produced	2,282,182	2,178,032	1,730,383	1,124,992	1,822,297	611,705	9,749,591
Silver Equivalent Ounces Produced	5,927,132	2,183,899	2,517,199	2,237,730	2,322,835	1,019,111	16,207,905
Cash Costs per Ounce	($1.54)	$12.74	$11.11	$5.49	$6.69	$11.53	$7.04
All-in Sustaining Cost per Ounce	$2.22	$15.49	$16.22	$11.87	$9.06	$18.98	$13.82
Total Production Cost per Tonne	$52.53	$32.76	$46.59	$61.94	$70.18	$90.35	$50.12

Total production in 2017 was 16,207,905 silver equivalent ounces, in line with our 2017 guidance of 15.7 to 16.6 million silver equivalent ounces and represents a decrease of 13% compared to the previous year. The decrease in metal production can be attributed to lack of investment in underground development over the previous three years, which has had a direct impact on throughputs and grades. This trend is expected to begin to reverse as a result of 2017 and 2018 investments in development and exploration. The increase in development and exploration investments represent 43% over 2015 and 31% over 2016. Production was also affected this year by one-off illegal work stoppages at three operations, including the illegal strike at La Encantada which resulted in 42 lost days in the second quarter, as well as two seismic events near La Guitarra in the third quarter.

The Company produced 9.7 million ounces of silver in 2017, representing an 18% decrease compared to 11.9 million ounces produced in the previous year. The decrease in production was primarily attributed to lower throughput as a result of the work stoppages and lower head grades.

Cash cost per ounce in the year was $7.04, an increase of $1.12 per ounce compared to the previous year and at the low range of the Company's 2017 guidance of $7.00 to $7.75 per ounce. The increase in cash cost compared to the prior year was primarily due to lower production and higher energy costs attributed to the Mexican government's oil and gas deregulation policies that came into effect in the first quarter of 2017, partially offset by a decrease in smelting and refining costs as a result of favourable contract negotiations and higher by-product credits per ounce.

AISC per ounce in 2017 was $13.82, an increase of $3.03 per ounce compared to the previous year and below the 2017 annual guidance of $14.40 to $15.50 per ounce. The increase in AISC per ounce was attributed to higher cash costs and higher sustaining capital expenditures as the Company began re-investing in development and exploration at each unit.

The Company’s total capital expenditures in 2017 was $81.4 million, an increase of 24% compared to the prior year, consisting of $32.7 million for underground development, $25.0 million in exploration and $23.7 million in property, plant and equipment. Total investments, on a mine-by-mine basis, primarily consisted of $18.0 million at Santa Elena, $12.5 million at La Encantada, $8.6 million at Del Toro, $15.3 million at La Parrilla, $10.8 million at San Martin and $9.8 million at La Guitarra.

As previously announced, the Company plans to invest a total of $125.4 million on capital expenditures in 2018 consisting of $51.0 million for sustaining requirements and $74.4 million for expansionary projects. The Company is preparing for future production growth by developing additional mine production levels at each of the mining units, completing the roasting circuit and commencing block caving production at La Encantada, in addition to the exploration work at Plomosas which is expected to result in an initial resource estimate by the end of 2018. First Majestic will remain nimble and ensure its capital investments are flexible to account for changing commodity prices.

Q4 2017 OPERATIONAL HIGHLIGHTS

Fourth Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	232,575	198,845	138,124	56,753	72,503	37,885	736,684
Silver Ounces Produced	582,789	486,514	401,090	185,695	514,678	166,698	2,337,463
Silver Equivalent Ounces Produced	1,653,941	489,071	643,799	369,992	617,879	290,654	4,065,337
Cash Costs per Ounce	($6.93)	$15.23	$11.21	$12.53	$7.55	$11.21	$6.76
All-in Sustaining Cost per Ounce	($2.01)	$19.20	$15.28	$25.48	$9.73	$17.77	$14.13
Total Production Cost per Tonne	$47.13	$36.42	$48.00	$72.77	$73.14	$83.61	$50.81
Total production reached 4.1 million silver equivalent ounces in the fourth quarter, representing a 2% increase compared to the previous quarter, consisting of 2.3 million ounces of silver, 17,344 ounces of gold, 4.3 million pounds of lead and 1.3 million pounds of zinc. The most significant production increase occurred at the La Guitarra operation which recorded a 59% increase in total silver equivalents as the mine recovered from seismic issues in the previous quarter along with new areas in the Coloso mine that were brought into production.

Cash cost per ounce in the quarter was $6.76, a decrease of $1.39 per ounce compared to the previous quarter. The decrease in cash cost per ounce was primarily attributed to higher by-product credits from gold and zinc production as well as a weaker Mexican peso which depreciated 6% against the U.S. dollar.

All-in sustaining cost per ounce (“AISC”) in the fourth quarter was $14.13, a decrease of $1.23 per ounce compared to the previous quarter, primarily due to lower cash costs.

Capital expenditures in the fourth quarter were $23.4 million, an increase of 3% compared to the prior quarter, primarily consisting of $4.6 million at Santa Elena, $3.9 million at La Encantada, $2.6 million at Del Toro, $4.6 million at La Parrilla, $3.0 million at San Martin and $2.8 million at La Guitarra.

ABOUT THE COMPANY
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena

Silver/Gold Mine. Production from these six mines is projected to be between 10.6 to 11.8 million ounces of pure silver or 15.7 to 17.5 million ounces of silver equivalents in 2018.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.
These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.
Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.